Exhibit 99.1

GaFORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd.
Suite 1625 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

May 21, 2026

Item 3.	News Release

The news release was disseminated by Globe Newswire on May 21, 2026, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

Smackover Lithium, a partnership between Standard Lithium Ltd. (the “Company”) and Equinor, through subsidiaries of Equinor ASA, announced that it has entered into an engineering, procurement, and construction management (“EPCM”) agreement (the “Agreement”) with Wood Group USA, Inc. (“Wood”) focused on the upstream well field portion of the South West Arkansas Project (the “Project”).

Item 5.	Full Description of Material Change

Smackover Lithium announced that it has entered into an EPCM Agreement with Wood, focused on the upstream well field portion of the Project.

Wood is a global leader in consulting, engineering and operations for the energy and materials sectors and has significant expertise in managing complex, multi-disciplinary projects encompassing EPCM across diverse sectors, including lithium and broader minerals.

The well field for the Project comprises four (4) well pads supporting twelve (12) supply and ten (10) injection wells, brine gathering and return pipelines from the well pads to the Central Processing Facility (“CPF”), and a gas gathering system from the well pads to a disposal well in the area.

Wood will deliver EPCM services for the well field surface facilities including well pads, pipelines, and related third-party interfaces. The scope includes Project support services for the subsurface, drilling and wells activities, which will be led by the Project team, leveraging Equinor’s strong internal expertise and capabilities. A separate engineering, procurement, construction and commissioning (“EPCC”) agreement is expected to be signed with a different counterparty for the CPF, which includes the direct lithium extraction process and conversion to battery-quality lithium carbonate. The EPCC agreement is also expected to be completed in the second quarter.

The Project is designed to produce 22,500 tonnes per annum of battery-quality lithium carbonate production in its initial phase. Upstream well field-related activities account for less than one-third of the Project’s estimated capital expenditure, the latest published details of which are provided in the Definitive Feasibility Study filed on October 15th, 2025.

The Agreement includes a Limited Notice to Proceed (“LNTP”) that allows work to continue on key activities to de-risk the Project and optimize the construction schedule. Under the LNTP, work will focus on detailed engineering, advancing permitting and early procurement activities related to identifying and engaging contractors and vendors of major equipment and materials. The expectation is to engage Wood on a Full Notice to Proceed following a positive Final Investment Decision, which is expected to occur in 2026.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Salah Gamoudi
Chief Financial Officer
(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

May 26, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the Project, the Agreement’s ability to deliver EPCM services on time and in accordance with the Company’s expectations, the ability to transition Wood from the LNTP to the Full Notice to Proceed, the Project’s ability to reach a Final Investment Decision and begin construction (including the timing thereof), the expectation that the Project will help grow a more resilient domestic critical minerals supply chain in the United States, the expectation and timing of finalizing additional EPCC agreements, including the anticipated terms of such agreements, the ability to secure debt financing on terms and timelines acceptable to the Company, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.